

By Electronic Mail

March 9, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Northern Lights Fund Trust
       Issuer CIK: 0001314414
       Issuer File Number: 333-122917/811-21720
       Form Type: 8-A12B
       Filing Date: March 9, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Agility Shares Dynamic Tactical Income ETF (THY)
- Agility Shares Managed Risk ETF (MRSK)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst